May 29, 2012

Submitted Via EDGAR

Cicely LaMothe

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 Fifth Street, N.E.

Washington, D.C. 20549

Re:	Capstead Mortgage Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-08896

Dear Ms. LaMothe:

Our responses to the staff’s comments in the May 10, 2012 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Residential Mortgage Investments, page 7

1.	We note your response to comment 4 from our letter dated April 5, 2012. We note that you disclose on page 17 the impact of changes in interest rates on your operating results; however, in future Exchange Act reports, please also provide an analysis of the quantitative impact of changes in interest rates on your portfolio value.

Please refer to the caption Increase in unrealized gains on securities classified as available-for-sale disclosed in the table illustrating our portfolio progression for the three years ended December 31, 2011 on page 8. Pursuant to our conversation with Angela McHale on Tuesday May 15, 2012, this disclosure satisfies the Commission’s request to provide an analysis of the quantitative impact of changes in interest rates on our portfolio value.

2.	We note your response to comment 5 from our letter dated April 5, 2012. In future Exchange Act reports, please include disclosure specifically about your investments in interest-only ARMs. Where applicable and material, break out separately this segment of your portfolio from your disclosure regarding different ARM types.

The percentage of our residential mortgage investments backed by interest-only ARMs that have not reached their initial reset will be disclosed in future filings.

Cicely LaMothe

May 29, 2012

Please confirm that these changes are appropriate and responsive to the Commission’s comments.

If you have any further questions concerning this filing, please contact me at (214) 874-2380, via facsimile at (214) 874-2398 or via email at preinsch@capstead.com.

Sincerely,

/s/ Phillip A. Reinsch
Phillip A. Reinsch Executive Vice President and Chief Financial Officer

cc:	Andrew F. Jacobs – Capstead Mortgage Corporation
David Barbour – Andrews Kurth LLP (via email)
Muriel C. McFarling – Andrews Kurth LLP (via email)
Howard Altshuler – Ernst & Young LLP (via email)